Filed Pursuant to Rule 424(b)(3)

Registration No. 333-120209

Registration No. 333-120209-01

Supplement to Prospectus Dated November 22, 2004

OFFER TO CONVERT

New Century TRS Holdings, Inc.

3.50% Convertible Senior Notes Due 2008

For

Cash and Shares of Common Stock of

New Century Financial Corporation

THE OFFER HAS BEEN AMENDED AND EXTENDED.

THE OFFER AND WITHDRAWAL RIGHTS WILL NOW EXPIRE

AT MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, DECEMBER 23, 2004,

UNLESS THE OFFER IS EXTENDED.

New Century TRS Holdings, Inc., or New Century TRS, is amending its previously announced offer to convert all of its 3.50% convertible senior notes due 2008 for cash and shares of common stock of New Century Financial Corporation, or New Century Financial, upon the terms and subject to the conditions described in the joint prospectus dated November 22, 2004, or the original prospectus. As amended by this supplement, New Century TRS is offering to exchange for each $1,000 principal amount of the notes:

•	a total of 28.7366 shares of New Century Financial common stock issuable on conversion of the notes in accordance with the terms of the notes;

•	an additional consideration of $115 payable in shares of New Century Financial common stock based upon the average of the closing prices for the eight trading days ending on the second business day preceding the expiration of the offer; and

•	accrued and unpaid interest from July 3, 2004 payable in cash.

The expiration date of the offer has been extended to midnight, New York City time, on Thursday, December 23, 2004, unless further extended. Noteholders may withdraw the notes they have tendered at any time prior to midnight, New York City time, on the expiration date.

The additional consideration was previously $110 per $1,000 principal amount of the notes and the offer was originally scheduled to expire on December 20, 2004.

Subject to the changes to the terms of the offer described above, noteholders who wish to tender but have not yet done so may continue to use the letter of transmittal previously delivered and, as applicable, the letter to clients previously delivered in connection therewith. Noteholders who have validly tendered (and not withdrawn) their notes do not need to take any action to receive the shares of New Century Financial common stock and cash pursuant to the offer, as amended hereby, unless they wish to withdraw their notes.

Except as set forth in this supplement, the terms and conditions of the offer remain as set forth in the original prospectus and letter of transmittal. This supplement should be read in conjunction with the original prospectus and letter of transmittal.

None of New Century TRS, New Century Financial, the exchange agent, the information agent, the dealer managers or any other person is making any recommendation as to whether you should choose to tender your notes in the offer. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

LEHMAN BROTHERS	BEAR, STEARNS & CO. INC.
Dealer Managers

Prospectus Supplement dated December 10, 2004.

Questions, requests for assistance and requests for additional copies of the original prospectus and related letter of transmittal and this prospectus supplement may be directed to the information agent or the dealer managers at the addresses set forth below:

The information agent for the offer is:

GEORGESON SHAREHOLDER COMMUNICATIONS INC.

17 State Street

10th Floor

New York, New York 10004

Bankers and brokers call collect: (212) 440-9800

All others call toll-free: (800) 319-6872

The dealer managers for the offer are:

LEHMAN BROTHERS	BEAR, STEARNS & CO. INC.

c/o Lehman Brothers

745 Seventh Avenue, 5th Floor

New York, New York 10019

Attention: Convertible Origination Group

(800) 438-3242 (U.S. toll-free)

(212) 526-7343 (collect)